Exhibit 99.1

B.O.S. Better Online Solutions Reports First Quarter 2019 Financial Results

RISHON LEZION, Israel, May 30, 2019 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the “Company”, “BOS”) (Nasdaq: BOSC), a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, today reported its financial results for the first quarter ended March 31, 2019.

Revenues for the first quarter of 2019 were $7.8 million compared to $8.3 million in the comparable quarter last year. The decrease in revenues is attributed to the timing of orders and based on our backlog, we expect to make up the first quarter revenue decrease during the balance of 2019, and realize consolidated revenue growth for the full year.

Gross profit margin for the first quarter of 2019 increased to 21.3% from 20.0% in the comparable period last year.

General and administrative expenses for the first quarter of 2019 increased to $573,000 from $461,000 in the comparable period last year. The increase is attributed to costs associated with a special shareholders meeting convened at the demand of an activist shareholder, and to expenses related to the Imdecol acquisition.

Net income for the first quarter of 2019 was $156,000 or $0.04 per basic share compared to net income of $205,000 or $0.06 per basic share in the first quarter of 2018.

Net income, on a non-GAAP basis, for the first quarter of 2019 was $288,000 or $0.08 per basic share compared to $233,000 or $0.07 per basic share in the comparable quarter last year. Non-GAAP net income excludes amortization of intangible assets, acquisition expenses, stock-based compensation and costs associated with the special shareholders meeting in the first quarter of 2019.

Yuval Viner, BOS’ Co-CEO commented, “During the first quarter we announced our acquisition of Imdecol and anticipate that we will close the acquisition this week. The addition of Imdecol is a transformative development for our Company that brings advanced technology robotic systems that enhance the productivity of production lines. We are excited about these new capabilities that are expected to significantly expand our product offering and broaden our appeal to a larger base of global customers.

Eyal Cohen, Co-CEO and CFO “As we move through 2019 we are focused on:

•	Completing Imdecol acquisition and integrating it into BOS,

•	Increasing the global exposure of BOS’ enhanced product offering, which would now include robotics systems,

•	Improving the gross profit margin of the RFID and Mobile division,

•	Expanding the offering of our Supply Chain division, and

•	Enhancing the efficiency of our operations.”

Outlook

In the year 2019 BOS expects that:

•	Revenues will grow from $33 million in year 2018 to above $36 million

•	Non-GAAP net income and Non-GAAP earning per basic shares will grow from $1.1 million or $0.32 per basic share in 2018 to above $1.3 million or $0.34 per basic share

The net income and earnings per share data is provided on a Non-GAAP basis since this excludes amortization of intangible assets related to the Imdecol acquisition. This amortization is the subject of a purchase price allocation analysis that is currently being conducted.

The Non-GAAP data also excludes acquisition expenses, stock-based compensation and costs associated with the special shareholders meeting in the first quarter of 2019.

Longer term, BOS is positioned to drive revenue and profitability growth by:

•	Its entry, by Imdecol acquisition, into the global growing manufacturing automation vertical, known as Smart Factory,

•	Its entry, by strategic agreement with RFKeeper, into the Smart Store segment,

•	Expanding BOS offering and technological capabilities in the Automatic Warehouse segment and by,

•	BOS’ established position in the Supply Chain and RFID & Mobile markets

BOS will host a conference call on Thursday, May 30, 2019 at 10 a.m. EDT - 5:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website, http://www.boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS’ RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company’s Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:

Investor Relations Contact: John Nesbett/Jennifer Belodeau Institutional Marketing Services (IMS) (203) 972-9200 jnesbett@institutionalms.com	Company Contact: Eyal Cohen, CO-CEO & CFO B.O.S Better Online Solutions Ltd. +972-542525925 eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018
	(Unaudited)		(Audited)

Revenues	$7,763	$8,291	$32,650
Cost of revenues	6,113	6,630	25,907
Gross profit	1,650	1,661	6,743

Operating costs and expenses:
Sales and marketing	901	913	3,705
General and administrative	573	461	1,834
Total operating costs and expenses	1,474	1,374	5,539

Operating Income	176	287	1,204
Financial expenses, net	(2)	(85)	(255)
Income before taxes on income	174	202	949
Taxes on income (tax benefit)	(18)	(3)	(41)
Net income	$156	$205	$990

Basic and diluted net income per share	$0.04	$0.06	$0.28

Weighted average number of shares used in computing basic and diluted net income per share	3,648	3,357	3,500

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,177	$1,410
Restricted bank deposits	325	332
Trade receivables	8,401	8,624
Other accounts receivable and prepaid expenses	1,296	829
Inventories	3,565	2,874

Total current assets	15,764	14,069

LONG-TERM ASSETS	144	177

PROPERTY AND EQUIPMENT, NET	1,235	1,108

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	777	-

OTHER INTANGIBLE ASSETS, NET	76	81

GOODWILL	4,676	4,676

Total assets	$22,672	$20,111

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$482	$467
Trade payables	5,068	4,106
Employees and payroll accruals	713	778
Deferred revenues	686	768
Operating lease liabilities, current	377	-
Accrued expenses and other liabilities	233	313

Total current liabilities	7,559	6,432

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,806	1,867
Operating lease liabilities, non-current	400	-
Accrued severance pay	306	301

Total long-term liabilities	2,512	2,168

SHAREHOLDERS’ EQUITY	12,601	11,511

Total liabilities and shareholders’ equity	$22,672	$21,407

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018
	(Unaudited)		(Unaudited)

Net Income as reported	$156	$205	$990

Adjustments:
Amortization of intangible assets	5	14	57
Stock based compensation	19	14	66
Special Shareholders’ meeting and acquisition expenses	108	-	-
Total Adjustments	$132	$28	$123
Net Income on a Non-GAAP basis	$288	$233	$1,113

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018

Operating income	$176	$287	$1,204
Add:
Amortization of intangible assets	5	14	57
Stock based compensation	19	14	66
Depreciation	65	50	232
EBITDA	$265	$365	$1,559

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Three months ended March 31, 2019				Three months ended March 31, 2018

Revenues	$3,776	$4,039	$(52)	$7,763	$3,822	$4,595	$(126)	$8,291

Gross profit	$800	$850	$-	$1,650	$976	$685	$-	$1,661

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	year ended December 31, 2018

Revenues	$14,633	$18,205	$(188)	$32,650

Gross profit	$3,371	$3,372	$-	$6,743